Exhibit 16.1

July 28, 2005

PCAOB Letter File

Office of the Chief Accountant

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-7561

Gentlemen:

We have read Item 4.01 of Form 8-K dated July 22, 2005, of NeoMagic Corporation and are in agreement with the statements contained in the first sentence of paragraph 1, paragraphs 2 and 3 and the first sentence of paragraph 4 on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant’s statements concerning the lack of internal control to prepare financial statements, included in paragraph 2 on page 2 therein, we had considered such matters in determining the nature, timing and extent of procedures performed in our audit of the registrant’s 2005 financial statements.

/s/ Ernst & Young LLP